[redacted]

08004374


**CV TECHNOLOGIES INC.**

CV Technologies develops and manufactures evidence based natural health products for disease prevention and health maintenance.


August 1, 2008

Securities and Exchange Commission
100 F Street North East
Washington, D.C. 20549

SUPPL

**Re: Compliance with Rule 12g3-2(b) Exemption**
**CV Technologies Inc. – File No. 82-35059**

Enclosed please find as part of our disclosure requirements to your office July 2008 Insider Transaction Detail. Please note there were no transactions in July 2008.

| Document | Date Range |
|---|---|
| Insider Transaction Detail | April 1 – July 31, 2008 |

PROCESSED
AUG 20 2008
THOMSON REUTERS

Please acknowledge receipt of our submission by returning the additional copy of our covering letter.
For your convenience we have attached a self-addressed stamped envelope. If you have any questions please do not hesitate to contact me.

Sincerely,

Christina Forg


for Ms. Jane Tulloch
Director, Investor Relations
and Corporate Secretary
CV Technologies Inc.
Direct Line: (780) 577-3724


Enclosures

SEC
Mail Processing
Section
AUG 13 2008
Washington, DC
105

Jw 8/18


9604 – 20 Avenue, Edmonton AB, T6N 1E5 ~ Tel: 780-432-0022 ~ Fax:780-432-7772 ~
E-mail: info@cvtechnologies.com ~ www.cvtechnologies.com


*Proudly Canadian*

cbp CERTIFIED ChemBioPrint

# Insider transaction detail - View details for issuer

2008-08-01 10.12 ET

**Furnished pursuant to Rule 12g3-2(b)**
**CV Technologies Inc.**
**File No. 82-35059**

**Transactions sorted by** : Insider
**Issuer name** : CV Technologies Inc. ( Starts with )
**Transaction date range** : April 1, 2008 - July 31, 2008
**Debt securities** : Convertible Debentures
**Equity securities** : Common Shares, Units
**Issuer derivatives** : Options, Warrants, Other
**Issuer industry classification:** Consumer products - biotechnology/pharmaceuticals

**Issuer name:** CV Technologies Inc.

**Legend:** O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

**Warning:** The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

**Insider name:** Michaels, Gary Warren

**Insider's Relationship to Issuer:** 5 - Senior Officer of Issuer

**Security designation:** Common Shares

| Transaction ID | Date of transaction YYYY-MM-DD | Date of filing YYYY-MM-DD | Ownership type (and registered holder, if applicable) | Nature of transaction | Number or value acquired or disposed of | Unit price or exercise price | Closing balance | Insider's calculated balance | Conversion or exercise price | Date of expiry or maturity YYYY-MM-DD | Underlying security designation | Equivalent number or value of underlying securities acquired or disposed of | Closing balance of equivalent number or value of underlying securities |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| A 1185504 | 2008-04-03 | 2008-04-14 | Indirect Ownership : RRSP | 10 - Acquisition or disposition in the public market | +1,000 | 0.6000 | 51,000 | | | | | | |

| Transaction ID | Date of transaction YYYY-MM-DD | Date of filing YYYY-MM-DD | Ownership type (and registered holder, if applicable) | Nature of transaction | Number or value acquired or disposed of | Unit price or exercise price | Closing balance | Insider's calculated balance | Conversion or exercise price | Date of expiry or maturity YYYY-MM-DD | Underlying security designation | Equivalent number or value of underlying securities acquired or disposed of | Closing balance of equivalent number or value of underlying securities |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| O 1185504 | 2008-04-08 | 2008-04-10 | Indirect Ownership : RRSP | 10 - Acquisition or disposition in the public market | +1,000 | 0.6000 | | | | | | | |

**Insider name:** Shan, Jacqueline Jie

**Insider's Relationship to Issuer:** 4 - Director of Issuer, 5 - Senior Officer of Issuer

**Security designation:** Common Shares

| Transaction ID | Date of transaction YYYY-MM-DD | Date of filing YYYY-MM-DD | Ownership type (and registered holder, if applicable) | Nature of transaction | Number or value acquired or disposed of | Unit price or exercise price | Closing balance | Insider's calculated balance | Conversion or exercise price | Date of expiry or maturity YYYY-MM-DD | Underlying security designation | Equivalent number or value of underlying securities acquired or disposed of | Closing balance of equivalent number or value of underlying securities |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 1177413 | 2008-04-01 | 2008-04-01 | Direct Ownership : | 51 - Exercise of options | +2,109,992 | 0.1500 | 6,314,708 | | | | | | |

**Security designation:** Options (Common Shares)

| Transaction ID | Date of transaction YYYY-MM-DD | Date of filing YYYY-MM-DD | Ownership type (and registered holder, if applicable) | Nature of transaction | Number or value acquired or disposed of | Unit price or exercise price | Closing balance | Insider's calculated balance | Conversion or exercise price | Date of expiry or maturity YYYY-MM-DD | Underlying security designation | Equivalent number or value of underlying securities acquired or disposed of | Closing balance of equivalent number or value of underlying securities |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 1177522 | 2008-04-01 | 2008-04-01 | Direct Ownership : | 51 - Exercise of options | -2,109,992 | | 3,400,527 | | 0.1500 | | Common Shares | -2,109,992 | 3,400,527 |